UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Broadway Financial Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

111444105

(CUSIP Number)

CJA Private Equity Restructuring Master Fund I, LP

Attn: Christopher J. Acito

654 Madison Avenue, Suite 601

New York, New York 10065

(646) 735-3455

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 22, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 111444105	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS CJA Private Equity Restructuring Master Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,935,500
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,935,500
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,935,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

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CUSIP No. 111444105	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS CJA Private Equity Financial Restructuring GP I Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,935,500
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,935,500
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,935,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) PN

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CUSIP No. 111444105	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Christopher J. Acito & Associates GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,935,500
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,935,500
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,935,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

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CUSIP No. 111444105	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Christopher J. Acito
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,935,500
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,935,500
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,935,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 111444105	SCHEDULE 13D

Item 1.  Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Broadway Financial Corporation, a Delaware corporation (“Broadway” or the “Company”). The principal executive offices of the Company are located at 5055 Wilshire Boulevard, Suite 500, Los Angeles, California 90010.

Item 2.  Identity and Background.

(a)          This Schedule 13D is filed by CJA Private Equity Restructuring Master Fund I, LP (“PEFR”); CJA Private Equity Financial Restructuring GP I Ltd. (“PEFR GP”), the general partner of PEFR; Christopher J. Acito & Associates GP LLC (“CJA & Associates LLC”); and Christopher J. Acito (“Mr. Acito”), the managing member of CJA & Associates LLC. PEFR, PEFR GP, CJA & Associates LLC and Mr. Acito are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)          Each of PEFR’s and PEFR GP’s business address is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. Each of Mr. Acito’s and CJA & Associates LLC’s business address is 654 Madison Avenue, Suite 601, New York, New York 10065.

(c)          The principal business of each of PEFR, PEFR GP and CJA & Associates LLC is as an investment company. The principal occupation of Mr. Acito is as the Chief Executive Officer, Chief Investment Officer and partner of Gapstow Capital Partners, LP and as the managing member of CJA & Associates LLC.

(d)          During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Acito is a United States citizen. PEFR is a company organized under the laws of the Cayman Islands, PEFR GP is a company organized under the laws of the Cayman Islands. CJA & Associates LLC is a limited liability company organized under the laws of the State of New York.

Item 3.  Source and Amount of Funds or Other Consideration.

On August 22, 2013 upon closing of a private placement, PEFR purchased an aggregate of 1,935,500 shares of the Company’s Common Stock (the “Shares”) for total consideration of $1,935,500. The source of funds for the purchase of the Shares reported herein was the general working capital of PEFR.

Item 4.  Purpose of Transaction.

PEFR has acquired the Shares for investment purposes in connection with the recapitalization of the Company and intends to review on a continuing basis its investment in the Company. Depending upon its evaluation of the Company’s business and prospects and upon future developments, PEFR may continue to hold the Shares as an investment or may determine to increase, decrease or dispose of its holdings of the Shares.

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CUSIP No. 111444105	SCHEDULE 13D

PEFR will have the right to exchange a portion of the Shares for shares of the Company’s Series G Non-Voting Preferred Stock (“Non-Voting Shares”) in order to reduce its ownership of any class of voting securities to 4.9% or below should PEFR determine (in its sole discretion) that the regulatory requirements to maintain ownership of 9.9% of any class of voting securities are impractical or unreasonable.

If, at any time, any Non-Voting Shares held by PEFR are transferred to any person other than PEFR or an affiliate of PEFR, such Non-Voting Shares would immediately and without further action on the part of any person convert automatically to Common Shares, subject to compliance with the requirements of any regulators with respect to restrictions on the transfer of non-voting securities in order to preserve the non-voting classification of the Non-Voting Shares while such shares are held by PEFR or an affiliate of PEFR.

Subject to any required regulatory approvals, PEFR will have the right to be represented on the Company’s board of directors and the board of directors of any related subsidiaries by one director of its choice, who shall be the same individual on all such boards.

PEFR is entitled to customary anti-dilution rights, preemptive rights and “piggy-back” registration rights.

The foregoing description is qualified in its entirety by reference to the Subscription Agreement, Investor Rights Letter Agreement and Registration Rights Agreement entered into by PEFR, which are filed as exhibits hereto and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a)          As of the date hereof, the Reporting Persons beneficially own 1,935,500 shares of the Company’s Common Stock. This represents beneficial ownership of approximately 9.9% of the outstanding shares of the Company’s Common Stock as of August 22, 2013.

(b)          PEFR has sole power to vote and sole power to dispose of 1,935,500 shares of the Company’s Common Stock. As general partner of PEFR, PEFR GP has sole power to vote and sole power to dispose of 1,935,500 shares of the Company’s Common Stock. As a majority owner of PEFR GP, CJA & Associates LLC has sole power to vote and sole power to dispose of 1,935,500 shares of the Company’s Common Stock. As the managing member of CJA & Associates LLC, Mr. Acito has sole power to vote and sole power to dispose of 1,935,500 shares of the Company’s Common Stock.

(c)          Not applicable.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

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CUSIP No. 111444105	SCHEDULE 13D

Item 7.  Material to be Filed as Exhibits.

1	Subscription Agreement, dated as of August 22, 2013, by and between Broadway Financial Corporation and CJA Private Equity Restructuring Master Fund I, LP.
2	Investor Rights Letter Agreement, dated as of August 22, 2013, by and between Broadway Financial Corporation and CJA Private Equity Restructuring Master Fund I, LP.
3	Registration Rights Agreement, dated as of August 22, 2013, by and between Broadway Financial Corporation, CJA Private Equity Restructuring Master Fund I, LP and the other Investors named therein.

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CUSIP No. 111444105	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2013

CJA PRIVATE EQUITY FINANCIAL RESTRUCTURING MASTER FUND I L.P.

By:  CJA Private Equity Financial Restructuring GP I Ltd., its General Partner

By:	/s/ Christopher J. Acito
Christopher J. Acito
Managing Member

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